Exhibit 4.48
Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission
Agreement for Credit Transactions (I)
(for Company)
[Column for Settlement]
May 29, 2006
To : Hana Bank
Principal : STATS ChipPAC Korea Ltd.
Representative Director : Byeong Kyuck Sohn (sealed)
Address : San 136-1, Ami-ri, Bubal-eub, Icheon-si, Kyoungki-do, Korea
Security Provider: STATS ChipPAC Korea Ltd.
Address: San 136-1, Ami-ri, Bubal-eub, Icheon-si, Kyoungki-do, 467-701 Korea
Stats ChipPac Korea Ltd (the “Borrower”) hereby agrees that the General Terms and Conditions for Credit transactions (for Company) shall apply to any credit transactions with Hana Bank (the “Bank”) and also agrees to be bound by the following provisions.

Article 1.	Terms and Conditions
(1)	The terms and conditions shall be as follows;

Item	Term Loans for Factory Purchase and Refurbishment Cost (Partial Drawdown)	Transaction Method	☐ Limit loan transaction ■ Individual transaction

Commitment Amount(Ceiling Loan Amount)	US$25,000,000(Twenty Five million US dollars)

Execution Date	June 01, 2006	Expiry Date	June 01, 2009

Interest Rate	☐ Fixed rate(Article 3 Paragraph 2-1 of General Terms and Conditions for Credit Transactions)	By the expiry date ☐ % p.a ☐ Others( )	Default Interest Rate up to
	■ Floating rate(Article 3 Paragraph 2-1 of General Terms and Conditions for Credit Transactions)	■ 3M LIBOR + XXXXX% p.a.	(Article 4 Paragraph 5 of General Terms and Conditions for Credit Transactions) % p.a

Calculation method for interest and default interest	Interest shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 365 day year. However, with respect to foreign currency transaction, it will be in accordance with international business practice and custom.

Method of Drawdown	☐ Total amount will be drawn down on the execution date.
■ It will be drawn down in installment after confirming the purpose of funds and necessary amount by virtue of evidential documents or actual things.
☐ It will be drawn down upon the Borrower’s request who is fulfilled the necessary conditions.
☐ Others ( )

Repayment	☐ Total amount will be repaid on the expiry date.
■ Each US$1.5 million will be repaid every three months with a one-year grace period.
At maturity, the remainder of US$13 million should be repaid or extended based on the agreement between the Bank and the Borrower

Method and Date to Pay Interest	☐ The first interest will be paid on the execution date, and thereafter, the interest will be paid in advance on the following day of preceding interest period.
☐ It will be paid in advance by the maturity date of promissory note.
■ The first interest will be paid within (1) months after the execution date, and thereafter interests will be paid within (1) months from the next month of preceding interest period.
☐ It will be paid on installment payment date or monthly deposit date.
☐ It will be paid on the expiry date.
☐ Others (                                                  )
● It is possible that any amounts paid through ATM or internet after banking business hour may not be settled on that day.

Article 2.	Default Interest
(1)	If the Borrower fails to pay the Borrower’s principal, interests and installment repayments due and payable, the Borrower will immediately pay default interest on the total amount payable.

(2)	If the Borrower fails to pay its obligations by due date or any amount is due and payable by acceleration pursuant to Article 7 of General Terms and Conditions for Credit Transactions (including repurchase discounted bills pursuant to Article 9 of General Terms and Conditions for Credit Transactions), the Borrower will immediately pay default interest on the total amount payable.

(3)	In case of trust loan by accumulation plan, the Borrower shall immediately pay default interest accrued on payable interest until the date preceding the date of set-off, on outstanding balance of loan after the date of set-off to the actual payment of the outstanding loan.

Article 3	Fixing Total Amount Payable and Notice of Installment Repayment Schedule Table
(1)	With respect to the installment execution loan, the total amount payable shall be fixed after executing the final installment by Installment repayment schedule table, receipt or other documentary evidences.

(2)	With respect to installment repayment loan except loans and payments to a company secured with an installment savings deposit, the Bank shall notify the debtor of Installment repayment schedule table for the fixed total amount payable.

Article 4.	Reduction; Suspension

(1)	With respect to limit loan transaction and installment execution loan, if the Bank reasonably determines that the Borrower may not perform its obligation hereunder due to any materially adverse circumstances occuring in the national economy/financial condition or the Borrower’s credit status becomes materially weaker, the Bank, upon notice, may reduce commitment amount (ceiling loan amount) determined in Article 1 or suspend the loan transaction. In such case, the Borrower shall immediately repay amounts which exceed the limit.

(2)	If the causes described in Paragraph (1) are resolved, the Bank shall immediately release the reduction or suspension.

Article 5.	Fee on Unused Balance of Credit
With respect to a revolving loan transaction and foreign currency loan, the Bank may collect a fee on the unused portion of the credit limit as set forth in Article 1, at such rate, at such time and method of payment as may be determined by the Bank

Article 6.	Stamp Tax
(1)	(■ the Borrower, ☐ the Bank, ☐ the Borrower and bank each 50%) bear stamp tax for executing this agreement.

(2)	In the event that the Bank pays on the Borrower’s behalf the stamp tax not paid by the Borrower, the Borrower shall immediately reimburse the Bank in accordance with Article 4 of General Terms and Conditions for Credit Transactions.

Article 7.	Currency and Foreign Exchange Rate
Foreign currency loan can be repaid in the relevant foreign currency or Korean Won. When it is repaid in Korean Won, the applicable foreign currency rate will be in accordance with foreign exchange rate quoted by the Bank on the repayment date.

Article 8.	Security and Insurance
Except otherwise specified by the Bank, the Borrower agrees that any facilities constructed or installed with the loan proceeds extended hereunder shall be provided to the Bank as security, together with the land or building where such facilities are located or installed and any other facilities therein. Upon the request of the Bank, the Borrower shall insure such facilities in the amount and form as agreed to by the Bank and pledge such insurance on behalf of the Bank.

Article 9.	Establishment of Pledge
(1)	In order to secure the Borrower’s obligation under this agreement, the Borrower pledges the accounts specified below, and accomplished delivery of the certificate (deposit passbook) to the Bank.

(2)	The security created by Paragraph (1) shall be effective into principal and earning (including any amount deposited after executing this agreement) and interest, special bounty, legal bounty

(3)	The security is a continuing security in the case of extension of term, rewriting, renewal, division, increment, and reduction for the pledged account. When term of pledged trust is extended or it is automatically extended due to delay, the security will be effected into its earning.

(4)	The Bank may effect a set-off not or make withdrawal and application in accordance with General Terms and Conditions for Credit Transactions instead of exercising the pledge pursuant to Paragraph (1).
* Deposit for the Purpose of Pledge.

20 ...
Accumulated
	Account	Holder (Truster)	Total	amount	Issuing	Expiry
Item	No.	Beneficiary	Amount	deposited by	Date	Date
N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A

Article 10.	Obligation to Maintain the Ability to Repayment
(1)	I (we) agree to maintain suitable financial ratio as follows in order to maintain the ability to discharge all obligations under this agreement. If any agreements for improvement for financial structure are executed, these will be attached hereto and these shall be part of this agreement.

Classification	2006	2007	2008	2009	2010
Debt Ratio	N/A	N/A	N/A	N/A	N/A

Classification	2006	2007	2008	2009	2010
Settlement Ratio	N/A	N/A	N/A	N/A	N/A
( ) Ratio	N/A	N/A	N/A	N/A	N/A
( ) Ratio	N/A	N/A	N/A	N/A	N/A
(2)	I (we) agree to confer with the Bank before acting as follows:
1.	Merger, business transfer, or disposal or lease of valuable property;

2.	Investment to other property than agreed under this agreement;

3.	Guarantee to 3rd party’s debts;

4.	Advance of new business or foreign investment;

5.	Material adverse change to management such as work out or application for private composition;
(3)	When the Bank requests proper evidence for following acts for the purpose , I (we) agree to
1.	Disposal of securities and real estate;

2.	Major shareholder’s financial investment;

3.	Capital increase with consideration or initial public offering.
(4)	Paragraph (1) and (3) shall be applied herein only if I (we) and the Bank mutually agree to do so in the Special Agreement.

Article 11.	Documents
(1)	I (we) agree to submit the following documents upon the Bank’s request such documents on each period pursuant to Article 17 and 19 of General Terms and Conditions for Credit Transactions:
1.	Quarter basis : Value Added Tax Statement, Compound trial balance, Statement of borrowing, List of expected sales per each customer and product;

2.	Semi-annual basis : Semi-annual financial statement, Value Added Tax Statement, Compound trial balance, Statement of borrowing, List of expected sales per each customer and product;

3.	Annual basis : Independent auditor’s report, Consolidated financial statement, Commercial Registry Extracts, Certificate of Corporation, Shareholders’ List, Articles of Incorporation, Earned income payment record, Prospectus, Estimated financial statement (3 year), List of important customers, copies of licenses (KS, ISO, patent right, etc), Labor dispute record, Product explanation, Compound trial balance;

4.	Any time upon request : Compound trial balance, Statement of borrowing, Confirmation of fund use.

(2)	I (we) agree to submit the following documents upon the Bank’s request in order to evaluate my (our) company’s foreign exchange risk as part of my (our) credit evaluation:
1.	Foreign exchange risk management structure and its policy;

2.	Raising foreign currency funds;

3.	Derivatives transactions denominated at foreign currency.

Article 12.	Language
In the event of any conflict between the English version and the Korean version of Agreement for Credit Transactions, Korean version shall prevail.

Article 14.	Special Agreement

1% extra charge will be levied in case of repayment by refinancing from other bank	Principal The Borrower: STATS ChipPAC Korea Ltd. Representative Director: Byeong Kyuck Sohn
Security Provider: STATS ChipPAC Korea Ltd. (seal)

The Borrower hereby confirm that the Borrower received each copy of the General Terms and Conditions for Credit Transactions and this Agreement and that the substantial matters relating thereto have been sufficiently explained by the Bank’s officer and the Borrower understands them.
Desire to Written Notice of Agreement	☑ Yes ☐ No ☑ Yes ☐ No	Principal Security Provider	The Borrower: STATS ChipPAC Korea Ltd. Address: San 136-1, Ami-ri, Bubal-eub, Icheon-si, Kyoungki-do, 467-701 Korea Representative Director: Byeong Kyuck Sohn (sealed) STATS ChipPAC Korea Ltd.